MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

November 30, 2010

Argentex Mining Corporation and Subsidiary
#602-1112 Pender Street West
Vancouver, BC V6E 2S1
Canada

Dear Ladies and Gentlemen:

You have asked Mendoza Berger & Company, LLP to provide an opinion as to the U.S. Federal tax consequences concerning Argentex Mining Corporation, a Delaware corporation, merging into a newly formed Argentex Mining Corporation, a Nevada Corporation, with Argentex Mining Corporation, Nevada, as the surviving entity and whether Argentex Mining Corporation and Subsidiary's legal relocation to Canada will be a "deemed sale" of the corporation, under the Internal Revenue Code (IRC) Section § 367, *Foreign Corporations,* and result in taxable gain.

This opinion is *not* intended to draw any conclusions regarding the tax implications of the Company's relocation under IRC § 7874, *Rules Relating to Expatriated Entities and Their Foreign Parents*. This opinion only focuses on United States tax law and not Canadian or Argentinean tax law.

The opinions set forth in this letter are based on our best judgment regarding the application of relevant provisions of the Internal Revenue Code of 1954, as amended (the Code), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and administrative rulings and practices of the Internal Revenue Service (IRS) (including its practices and policies endorsed in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in material modifications of our opinions.

Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination made by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, although we believe that our opinions set forth herein will be sustained if challenged, a tax opinion with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In connection with our opinions, you have represented to us and advised us of the following facts:

> Argentex Mining Corporation is a U.S. corporation that trades its securities on stock exchanges in the United States, Canada and Germany.

9838 Research Drive • Irvine • California • 92618
949.387.9850 • Fax 949.387.9652

Argentex Mining Corporation is a mineral exploration corporation that was incorporated in Delaware in 2004.

Argentex does not have or has had physical location or any operations in the United States since inception.

Argentex Mining Corporation has maintained a permanent office in Canada where its corporate headquarters and management employees have been located since inception.

Argentex Mining Corporation owns various foreign exploration rights as well as furniture, fixtures and computer equipment located in Canada.

Argentex Mining Corporation's wholly owned subsidiary, SCRN Properties, Inc., a Delaware corporation, owns foreign exploration rights in Argentina as well as furniture, fixtures and computer equipment located in that country.

All of Argentex Mining Corporation and Subsidiary's operating expenses pertain to activities in Canada and Argentina.

Argentex Mining Corporation and Subsidiary wants to move its legal domicile from the United States to Canada. The Company believes the most important source of capital to fund its operations is in Canada, which has an investment community that has a better understanding of resource companies and Canadian securities law.

Argentex Mining Corporation will merge into a newly formed Nevada corporation with Argentex Mining Corporation, Nevada, as the surviving entity.

Argentex Mining Corporation and Subsidiary will then be converted into a Canadian corporation.

Our opinions, are based on the following U.S. Internal Revenue Code tax law:

IRC Section 367(a)(1) provides that if, in connection with any exchange (stock or assets) that qualifies as a tax-free reorganization, a United States taxpayer (corporation) transfers property to a foreign corporation, such foreign corporation shall not, for purposes of determining the extent to which gain shall be recognized on such transfer, be considered to be a corporation.

IRC Section 367(a)(3) provides for exception for transfer of certain property used in the active conduct of a trade or business.

IRC Section 367(a)(5) provides that IRC § 367(a)(2) and IRC § 367(a)(3) shall not apply in the case of an exchange described in IRC § 361(a) or IRC § 361(b). Subject to such basis adjustments and such other conditions as shall be provided in regulations, the

preceding sentence shall not apply if the transferor corporation is controlled (within the meaning of IRC § 368(c)), by 5 or fewer domestic corporations. For purposes of the preceding sentence, all members of the same affiliated group (within the meaning of IRC § 1504) shall be treated as 1 corporation.

IRC Section 361(a) states no gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation a party to the reorganization.

IRC Section 361(b) addresses exchanges not solely in kind.

IRC Section 361(b)(1) states if IRC § 361(a) would apply to an exchange but for the facts that the property received in exchange consists not only of stock or securities permitted by § 361(a) to be received without the recognition of gain, but also of other property or money, than ***(A)*** property distributed. If the corporation receiving such other property or money distributes it in pursuance of the plan of reorganization, no gain to the corporation shall be recognized from the exchange, but if ***(B)*** the corporation receiving such other property or money does not distribute it in pursuance of the plan of reorganization, the gain, if any, to the corporation shall be recognized. The amount of the gain recognized under B shall not exceed the sum of the money and the fair market value of the other property so received which is not so distributed.

IRC Section 361(b)(2) states if IRC § 361(a) would apply to an exchange but for the fact that the property received in exchange consists not only of property permitted by § 361(a) to be received without the recognition of gain or loss, but also of other property or money, then no loss for the exchange shall be recognized.

IRC Section 361(b)(3) deals with treatment of transfers to creditors. For the purpose of § 361(b)(1), any transfer of the other property or money received in the exchange by the corporation to its creditors in connection with the reorganization shall be treated as a distribution in pursuance of the plan of reorganization. The Secretary of the Treasury may prescribe such regulations as may be necessary to prevent avoidance of tax through abuse of the preceding sentence. In case of a reorganization described in IRC § 368(a)(1)(D) with respect to which stock or securities of the corporation to which the assets are transferred are distributed in a transaction which qualifies under IRC § 355, this paragraph shall apply only to the extend that the sum of the money and the fair market value of other property transferred to such creditors does not exceed the adjusted bases of such assets transferred (reduced by the amount of the liabilities assumed).

IRC Section 368(a)(1)(D) states a transfer by a corporation of all or a part of its assets to another corporation if immediately after the transfer the transferor, or one or more of its shareholders (including persons who were shareholders immediately before the transfer), or any combination thereof, is in control of the corporation to which the assets are transferred; but only if, in pursuance of the plan, stock or securities of the corporation to

which the assets are transferred are distributed in a transaction which qualifies under IRC § 354, § 355, or § 356.

IRC Section 368(c) defines control. Control means the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

IRC Section 368(a)(1)(F) defines the term "reorganization" as a mere change in identity, form, or place of organization of **one** corporation, however effected. The "F" reorganization definition is limited to a change in identity, form, or place of a single operating corporation. This limitation does not preclude the use of more than one entity to consummate the transaction, provided **only one** operating company is involved. The reincorporation of an operating company in a different State, for instance, is an "F" reorganization requiring that more than one corporation be involved.

Reg. Section 1.367(a)-2T(a) (temporary) provides that IRC § 367(a)(1) shall **not** apply to property transferred to a foreign corporation if such property is transferred for use by that corporation in the active conduct of a trade or business outside of the United States; **and** the U.S. taxpayer that transfers the property complies with the reporting requirements of IRC Section 6038B and regulations pertaining to this section. Wherever these conditions are satisfied, the foreign corporation transferee of the property shall be considered to be a corporation for purposes of determining the extent to which gain or loss is required to be recognized upon the transfer.

Reg. Section 1.367(a)-2T(b) (temporary) states that property qualifies for the exception provided it is transferred to a foreign corporation for use in active conduct of a trade or business outside the United States. Therefore, to determine whether property is subject to the exception provided by this section, four factual determinations must be made. They are (i) what is the trade or business of the transferee; (ii) Do the activities of the transferee constitute the active conduct of that trade or business; (iii) Is the trade or business conducted outside the United States; and (iv) Is the transferred property used or held for use in the trade or business?

Reg. Section 1.367(a)-4T (temporary) provides special rule for determining the applicability of IRC § 367(a)(1) to specified transfers of property. This section provides a special rule requiring the recapture of depreciation upon the transfer abroad of property previously used in the United States. This section also provides rules for determining whether certain types of property are transferred for use in the active conduct of a trade or business outside of the United States.

Reg. Section 1.367(a)-5T (temporary) applies to a transfer of inventory, installment obligations, foreign currency, intangible property, and leased tangible property regardless of whether the property is transferred for use in the active conduct of a trade or business.

A transfer of property described in this section is subject to IRC § 367(a)(1) even if the transfer is a compulsory transfer described in Reg. § 1.367(a)-4T(f).

Reg. Section 1.367(a)-4T(f) (temporary) describes compulsory transfers. Compulsory transfers are presumed to be transferred for use in business outside the U.S. if the property was previously used in the country in which transferee foreign corporation was organized and was either legally required by the foreign government or compelled by genuine threat of expropriation.

Reg. Section 1.367(a)-1T(f) (temporary) describes exchanges under IRC § 354(a) and IRC § 361(a) in certain IRC § 368(a)(1)(F) reorganizations. In every reorganization under IRC § 368(a)(1)(F), where the transferor corporation is a domestic corporation and the acquiring corporation is a foreign corporation, there is considered to exist; ***(1)*** a transfer of assets by the transferor corporation to the acquiring corporation under IRC § 361(a) in exchange for stock of the acquiring corporation and the assumption by the acquiring corporation of the transferor corporation's liabilities; ***(2)*** a distribution of the stock (or stock and securities) of the acquiring corporation by the transferor corporation to the shareholder (or shareholders and security holders) of the transferor corporation; and ***(3)*** an exchange by the transferor corporation's shareholders (or shareholders and security holders) of the stock of the transferor corporation for stock (or stock and securities) of the acquiring corporation under IRC § 354(a).

Reg. Section 1.367(a)-1T(b)(3)(i) describes limitations of gain required to be recognized. If a U.S. corporation transfers property to a foreign corporation in a transaction on which gain is required to be recognized under IRC § 367(a) and regulations thereunder, then the gain required to be recognized by the U.S. corporation shall in no event exceed the gain that would have been recognized on a taxable sale of those items of property if sold individually and without offsetting individual losses against individual gains.

Reg. Section 1.368-1(b) states that continuity of the business enterprise and continuity of interest do not apply to an "F" reorganization.

Proposed Reg. Section 1.368-2(m)(1)(i) states in order to qualify as a reorganization under IRC 368(a)(1)(F) a transaction that involves an actual or deemed transfer, is a mere change only if; ***(A)*** all the stock of the resulting corporation, including stock issued before the transfer, is issued in respect of stock of the transferring corporation; ***(B)*** there is no change in the ownership of the corporation in the transaction, except a change that has no effect other than that of a redemption of less than all the shares of the corporation; ***(C)*** the transferring corporation completely liquidates in the transaction; and ***(D)*** the resulting corporation does not hold any property or have any tax attributes (including those specified in IRC § 381(c)) immediately before the transfer.

IRC Section 1245 provides a definition of property that can be depreciated or amortized. The types of property under IRC Section 1245 are tangible or intangible personal property such as office furniture, equipment, and computer software. It also includes real

property (other than buildings and their structural components) on which depreciation or amortization deductions were taken during a time when the property was used. There is ordinarily no depreciation recapture in an "F" reorganization.

Our opinion is based on the following analysis.

Argentex Mining Corporation and Subsidiary is a publicly traded domestic corporation, who wants to move its legal domicile to Canada. Argentex Mining Corporation and Subsidiary will have to execute a reorganization described in IRC § 368(a)(1)(F). Argentex Mining Corporation and Subsidiary (USA) will now become Argentex Corporation and Subsidiary (Canada).

Generally, realized gain on property transferred by U.S. taxpayers during corporate *reorganizations* may be fully or partially shielded from immediate taxation by special nonrecognition provisions that carry the transferor's basis in the property over to the transferee (tax-free reorganizations).

These nonrecognition rules do ***not*** apply to transfers to foreign corporations, because the foreign corporate transferee will not be treated as a corporation for purposes of determining the extent to which gain is recognized. Therefore, under the general rule, a U.S. corporation cannot transfer property to a foreign corporation tax-free.

However, there are **two exceptions** for transfers from U.S. corporations to foreign corporations. The first one is if the transfer of property for use in an active conduct of a trade or business outside U.S. The second one is for certain transfers of stock or securities.[1]

Property transferred for business outside the U.S. can qualify for exemption from gain recognition (IRC § 367) if the corporate transferee's officers and employees carry out substantial managerial and operational activities in a unified group of activities that are carried on for profit, or could be independently carried on for profit.[2] Both the transferred assets and the primary managerial and operational activities of the foreign corporate transferee must be located outside the U.S.

In order for ***Argentex Mining Corporation and Subsidiary*** to qualify for the exception under IRC § 367(a)(3) and Reg. § 1.367(a)-2T, which states that the transfer of property is for use in the active conduct of a trade or business outside the U.S., four factual determinations must be made.[3] The four factual determinations are as follows. The below is absent IRC § 367(a)(5).

1. Whether the **activities of a foreign corporation constitute a trade or business** must be determined under all the facts and circumstances. In general, a trade or business is a specific unified group of activities that constitute an independent economic enterprise carried on for profit. In order to constitute a trade or business, a group of activities must ordinarily include every operation which forms a part of, or a step in, a process by which an enterprise may earn

[1] IRC § 367(a)(1), IRC § 367(a)(2), IRC § 367(a)(3).
[2] Reg. § 1.367(a)-5T.
[3] Reg. § 1.367(a)-2T(b).

income or profit. If the activities of a foreign corporation do not constitute a trade or business, then the exception provided by Reg. § 1.367(a)-2T(b)(2) will not apply, regardless of the level of activities carried on by the corporation.[4]

Business activities are conducted by Argentex Mining Corporation and Subsidiary in Canada and Argentina. Argentex conducts analytical testing and engineering work in Canada. In addition, its head office and legal council are located in Vancouver; its auditors are headquartered in Canada; it is listed on the TSX Venture Exchange; it partakes in mineral conferences held in Vancouver and Toronto; its investor relations firm is also located in Toronto. All drilling takes place in Argentina by SCRN Properties, Inc., Argentex Mining Corporation's wholly owned subsidiary.

2. Whether a trade or business is actively conducted must be determined under all the facts and circumstances. As a general rule, a corporation actively conducts a trade or business only if the officers and employees of the corporation carry out substantial management and operational activities. A corporation may be engaged in the active conduct of a trade or business even though incidental activities of the trade or business are carried out on behalf of the corporation by independent contractors. In determining whether the officers and employees of the corporation carry out substantial managerial and operational activities, the activities of independent contractors shall be disregarded. Alternatively, the officers and employees of the corporation are considered to include the officers and employees of related entities who are made available to and supervised on a day-to-day basis by, and whose salaries are paid by, or reimbursed to the lending related entity by, the transferee foreign corporation.[5]

Argentex Mining Corporation and Subsidiary's trade or business is actively conducted due to the fact that all officers and all employees of Argentex are carrying out ***all*** management and operational activities in Canada. All of its officers are residents of Canada, except one, who is a Canadian expatriate and also has significant ties to Canada. Argentex Mining Corporation's headquarters have always been located in Canada.

3. Whether a foreign corporation conducts a trade or business outside the United States must be determined under all the facts and circumstances. Generally, the primary managerial and operational activities of the trade or business must be conducted outside the United States and immediately after the transfer the assets that were transferred must be located outside the United States. Therefore, the exception provided by Reg. § 1.367(a)-2T(b)(4) would not apply to the transfer of the assets of a domestic business to a foreign corporation if the domestic business continued to operate in the United States after the transfer. In this case, the primary operational activities of the business would continue to be conducted in the United States. On the other hand, it is not necessary that every item of property transferred be used outside the United States. As long as the primary managerial and operational activities of the trade or business are performed outside the United States and substantially all of the transferred assets are located outside the United States, incidental items of property located in the United States may be

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[4] Reg. § 1.367(a)-2T(b)(2).

[5] Reg. § 1.367(a)-2T(b)(3).

considered to have been transferred for use in the active conduct of a trade or business outside of the United States.[6]

Argentex Mining Corporation and Subsidiary conducts a trade or business outside the United States due to the fact that all of its business activities are conducted in Canada or Argentina. Its headquarters is located in Vancouver, British Columbia, Canada and all of the executive office functions have been executed in Canada since inception (March 15, 2004)

4. Whether property is used or held for use in a trade or business must be ascertained under all the facts and circumstances. As a general rule, property is used or held for use in a foreign corporation's trade or business if it is: (i) held for the principal purpose of promoting the present conduct of the trade or business[7]; (ii) Acquired and held in the ordinary course of the trade or business[8]; or (iii) Otherwise held in direct relationship to the trade or business. Property is considered held in a direct relationship to a trade or business if it is held to meet the present needs of that trade or business and its anticipated future needs. Therefore, property will not be considered to be held in a direct relationship to a trade or business if it is held for the purpose of providing for future diversification into a new trade or business, future expansion of trade or business activities, future plant replacement, or future business contingencies.[9]

Argentex Mining Corporation and Subsidiary's property as outlined above is held and used for its current trade and business in exploration activities.

In order for Argentex Mining Corporation and Subsidiary to meet the exception under IRC § 367(a)(3), the property transferred must also meet the definition of qualifying property. Qualifying property is considered used or held for use in the foreign corporate transferee's business only if held either in ordinary course of business, for principal purpose of promoting present business, or held to meet present needs of business rather than anticipate future needs. Exemption will not apply to initial transfers if the property is re-transferred within six months or as a step within the same overall transaction.[10] (i.e. part of a multi-step transaction)

Certain types of property are considered tainted assets which will ***not*** qualify for the exemption under IRC § 367(a)(3) . These tainted assets are:

- Stock in trade, inventory or property held mainly for sale to customers;
- Installment obligations or accounts receivable not previously included in transferee's income;
- Foreign currency instruments or obligations entitling payee to payment in foreign currency (limited to transferred assets/obligations only);
- Property leased by the U.S. person to a person other than the transferee at the time of the transfer;

[6] Reg. § 1.367(a)-2T(b)(4).
[7] Reg. § 1.367(a)-2T(b)(5)(i).
[8] Reg. § 1.367(a)-2T(b)(5)(ii).
[9] Reg. § 1.367(a)-2T(b)(5)(iii).
[10] Reg. § 1.367(a)-2T.

- Intangible property (e.g., patents, copyrights, etc.).[11]

Argentex Mining Corporation and Subsidiary does not own any of the property listed above. The company owns various foreign exploration rights (real property) as well as furniture, fixtures and computer equipment (personal property) under IRC § 1245.

There is one exception to nonrecognition of gain on the transfers from U.S. corporations to foreign corporations if the transfer of property is for use in an active conduct of a trade or business outside the U.S. under Reg. § 1.367(a)-2T(a). If a U.S. taxpayer transfers U.S. depreciated property (as described below) to a foreign corporation in an exchange described in IRC Section 367(a)(1) (mentioned above), then that taxpayer shall include in its gross income for the taxable year in which the transfer occurs in which ordinary income is equal to the gain realized that would have been includible in the transferor's gross income as ordinary income under IRC § 617(d)(1), IRC § 1245(a), IRC § 1250(a), IRC § 1252(a), or IRC § 1254(a), whichever is applicable, if at the time of the transfer the transferor had sold the property at its fair market value. Recapture of depreciation shall be required regardless of whether any exception to IRC Section 367(a)(1) (such as the exception for property transferred for use in the active conduct of a foreign trade or business) would otherwise apply to the transfer.[12]

United States depreciated property subject to depreciation recapture is any property that is either mining property (as defined in IRC § 317(f)(2)), IRC Section 1245 property, IRC Section 1250 property, farm land (as defined in IRC § 1252(a)(2)), or oil. Gas, or geothermal property (as defined in IRC § 1254(a)(3)); and has been used in the United States or has qualified as IRC § 38 property by virtue of IRC § 48(a)(2)(B) prior to its transfer.[13]

Recapture of depreciation is required on U.S. depreciated property even if an exemption is otherwise available for the transfer of the property to a foreign corporation. Therefore, depreciation must be recaptured as ordinary income to the extent gain would have been realized had the transferred property been sold at its fair market value. For transferred property that was used only partly in the U.S., the recapture amount is reduced by depreciation allocated to foreign use.[14] Under an "F" reorganization, there is ordinarily no depreciation recapture due to the fact that the corporation is only changing its place of organization.[15]

Argentex Mining Corporation and Subsidiary owns various foreign exploration assets, as well as furniture, fixtures, and computer equipment, which has been depreciated and amortized in prior years. Accordingly, Argentex Mining Corporation and Subsidiary should have a gain on the transfer of these assets due to depreciation recapture. However, since these assets were not placed in service in the United States, there should not have been any depreciation expense on these assets. Therefore, if there was no depreciation expense in prior years, there would not be any deprecation recapture to account for when the relocation takes place.

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[11] Reg. § 1.367(a)-5T(a) through § 1.367(a)-5T(f).
[12] Reg. § 1.367(a)-4T(b).
[13] Reg. § 1.367(a)-4T(b).
[14] Reg. § 1.367(a)-4T(b).
[15] Reg. § 1.1245-4(c), Reg. § 1.1250-3(c).

Argentex Mining Corporation and Subsidiary should also be aware that property shall ***not*** be considered transferred for use in the active conduct of a trade or business and a transfer of stock or securities shall ***not*** be excepted from IRC § 367(a)(1) under the rules of Reg. § 1.367(a)-3T if, at the time of the transfer, it is reasonable to believe that, in the reasonably foreseeable future, the transferee will sell or otherwise dispose of any material portion of the transferred stock, securities, or other property other than in the ordinary course of business.[16]

There is another exception to the nonrecognition of gain on the transfer of assets of IRC § 367(a)(3) under IRC § 367(a)(5). The general rule of IRC § 367(a)(5) provides that IRC § 367(a)(3) shall not apply in the case of an exchange described in IRC § 361(a) or IRC § 361(b).

IRC § 361(a) states no gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation a party to the reorganization. IRC § 361(b) addresses exchanges not solely in kind.[17]

Argentex Mining Corporation and Subsidiary was party to a IRC § 368(a)(1)(F) reorganization which qualifies as IRC § 361(a) exchange. As a result, IRC § 367(a)(5) will ***not*** apply if the circumstances of paragraphs below are satisfied.

- The U.S. transferor is controlled (within the meaning of IRC § 368(c)) by five or fewer (but at least one) domestic corporations (control group members) at the time of the section 361 exchange[18];

- The U.S. transferor recognizes the amount of gain realized in the section 361 exchange that is allocable to any shareholder that is not a control group member (based on the value of the ownership interest in the U.S. transferor held by the shareholder at the time of the section 361 exchange)[19];

- The U.S. transferor recognizes the amount of the gain realized in the IRC § 361 exchange allocable to a control group member that cannot be preserved in the stock received by the control group member in the transaction[20]; and

- Appropriate adjustments are made to the basis of the stock received by each controlled group member in the transaction.[21]

Argentex Mining Corporation and Subsidiary does not satisfy any of the conditions above to be excluded from IRC § 367(a)(5). Therefore, Argentex Mining Corporation and Subsidiary's

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[16] Reg. § 1.367(a)-4T(d).
[17] Prop. Reg. § 1.367(a)-7(b).
[18] Reg. § 1.367(a)-3(e)(1)(i)(A).
[19] Reg. § 1.367(a)-3(e)(1)(i)(B).
[20] Reg. § 1.367(a)-3(e)(1)(i)(C).
[21] Reg. § 1.367(a)-3(e)(1)(i)(D).

outbound transfer of assets is taxable under IRC § 367(a)(1). Even if any of Argentex Mining Corporation and Subsidiary's assets would have otherwise qualified for the exception to gain recognition under IRC § 367(a)(3), as mentioned above, IRC § 367(a)(5) specifies that no exception can apply unless certain conditions are met, of which Argentex Mining Corporation and Subsidiary does not meet.

The Argentex Mining Corporation and Subsidiary tax due on the move is calculated by taking the fair market value of the assets, less the basis in the assets, less any net operating losses associated with the business, multiplied by the corporate Federal tax rate under the U.S. Department of Treasury. The corporate Federal tax rate under the U.S. Department of Treasury is a graduated tax rate ranging from 15% to 35%.

In the past, various taxpayers took the position that at least some forms of IRC § 368(a)(1)(F) reorganizations do not involve the acquisition of one corporation's assets by another, and therefore, do not involve a transfer of property to which IRC § 367(a) could apply, even if the "old" corporation was domestic and the "new" corporation was foreign. The best way to determine if the Internal Revenue Service will agree with the position that Argentex Mining Corporation and Subsidiary should not be taxed on its relocation to Canada is to request a private letter ruling.

In addition, the exchange by Argentex Mining Corporation and Subsidiary's shareholders of the U.S. corporation for the Canadian corporation's stock is an exchange described under IRC § 354 and is not an exchange described under IRC § 367(a). IRC § 354 states that a U.S. person who exchanges stock of a domestic corporation for stock of a foreign corporation pursuant to an asset reorganization described in IRC § 368(a)(1)(F) that is not treated as an indirect stock transfer under Reg. § 1.367(a)-3(d), such IRC § 354 exchanges are not transfers to a foreign corporation subject to IRC § 367(a). As such, there will be no tax impact to the Argentex Mining Corporation and Subsidiary's shareholders

In summary and in our opinion,

> There will be no tax ramifications when Argentex Mining Corporation, Delaware merger with the Nevada corporation because it will be a tax free reorganization under IRC § 351.
>
> Argentex Mining Corporation and Subsidiary will recognize gain on the Company's relocation to Canada under IRC § 367(a)(1) due to its qualification under IRC § 367(a)(5). Argentex does meet the four criteria, which would cause the foreign corporation to be recognized as a "corporation" for the purposes of a tax free reorganization under Reg. § 1.367(a)-2T, but IRC § 367(a)(5) negates the four criteria.

This opinion only represents our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures.

Very truly yours,

/S/ Mendoza Berger & Company, LLP
Mendoza Berger & Company, LLP

Irvine, CA
November 30, 2010